June 25, 2009	VIA FACSIMILE AND EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Dear Mr. Schwall:

Re:

Petaquilla Minerals Ltd. (the “Company”)

Form 20-F/A for the Transition Period Ended May 31, 2008

Filed November 26, 2008

File No. 000-26296

As indicated in our response dated April 27, 2009 to the comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission to us dated April 6, 2009, we are in the process of preparing a draft amendment to our Form 20-F for the transition period ended May 31, 2008 (the “Draft Form 20-F/A”) marked to show all revisions that the Company intends to make in response to prior Staff comments and the additional comments included in the comment letter dated April 6, 2009. Regarding the request with respect to the Company’s financial statements in Comment 2 of the comment letter dated April 6, 2009, the Company has been diligently working with its auditors to prepare the requested audited financial statements; however, due to the extensive work involved in completing the audit, having limited accounting staff and the recent identification of the necessity for a restatement for the 12 months ended January 31, 2007 relating to accounting for stock-based compensation and accounting for the equity investment in Petaquilla Copper Ltd., the Company will not be able to provide the Draft Form 20-F/A by June 26, 2009 in response to such comments as requested of and accepted by the Staff on June 5, 2009.

Confirming my telephone conversation with Joanna Lam of the Staff on June 24, 2009, we are requesting additional time to provide our Draft Form 20-F/A and at this time anticipate being able to provide the Draft Form 20-F/A on or before July 7, 2009.

We appreciate the Staff’s assistance in this matter.  My phone number is (604) 694-0021 and my fax number is (604) 694-0063 for future correspondence or should you have additional questions.

Sincerely,

/s/ Bassam Moubarak
Bassam Moubarak
Chief Financial Officer
Petaquilla Minerals Ltd.

cc: Graham Scott, Vector Corporate Finance Lawyers

Thomas Rose, Troutman Sanders LLP

PETAQUILLA MINERALS LTD.

SUITE 410, 475 WEST GEORGIA STREET, VANCOUVER, BC  CANADA  V6B 4M9

TELEPHONE:  604-694-0021            FACSIMILE:  604-694-0063            WWW.PETAQUILLA.COM